May 15, 2009

United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Attention:  Stephen Krikorian and Jason Niethamer

Re:	Mediware Information Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
File No. 001-10768

Gentlemen:

Mediware Information Systems, Inc. (“Mediware” or the “Company”) is hereby responding to your letter dated March 12, 2009 with comments to our above-referenced filing.  Set forth below are the comments contained in the Staff’s letter immediately followed by the response of Mediware with respect thereto.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 8.  Financial Statements and Supplemental Data, page 33

Notes to Consolidated Financial Statements, page 44

Note 1.  The Company and a Summary of Significant Accounting Policies, page 44

Revenue Recognition, page 44

1.
We note you recognize revenue on blood and plasma center solutions and your MediREC solution evenly over the subscription period.  In light of the fact that these customers pay an initial start-up fee and a monthly fee for use of your proprietary software and related services, tell us more about how you have established VSOE of fair value for both the subscription element and the services.  In this regard, tell us whether you sell subscriptions on a standalone basis without services or other elements.  In your response, please address the requirements of paragraph 65 to SOP 97-2.

Mediware provides certain blood and plasma center solutions and its MediREC solution to customers on a monthly subscription basis.  These customers generally pay Mediware an initial start-up fee and a monthly subscription fee for use of Mediware’s proprietary software and related post-contract customer support services (“PCS services”).

Initial Start-Up Fees
The initial start-up fee represents a fixed fee for services required to install and configure the software application for the customer.  The amount of the start-up fee varies depending on the nature and extent of the customer’s requirements, but relates to the effort required of the Company to complete the installation and configuration of the application.  The Company recognizes the revenue associated with the start-up fee as the related services are delivered.  Generally, the services associated with the start-up fee can be completed within 90 days.

We believe that accounting for the initial start-up fee as a separate service element of our subscription agreements is appropriate and consistent with the American Institute of Certified Public Accountants’ Statement of Position 97-2, “Software Revenue Recognition” (SOP 97-2).  Paragraph 65 of SOP 97-2 identifies three criteria which must be satisfied in order to separately account for the service element of an arrangement that includes both software and services:
•	Sufficient vendor-specific objective evidence (“VSOE”) of fair value must exist to permit allocation of the revenue to the various elements of the arrangement.
•	Services must not be essential to the functionality of any other element of the transaction.
•	Services must be described in the contract such that the total price of the arrangement would be expected to vary as a result of the inclusion or exclusion of the services.

Establishing VSOE for the Service Element
Mediware has been in the business of developing, implementing and supporting software applications in the healthcare industry for more than 25 years.  Accordingly, the Company has a long history of providing software installation and configuration services, and routinely sells these types of services on a standalone basis.  We considered the Company’s historical pricing information along with competitive market rates for comparable services to establish VSOE for the value of the underlying services included in the start-up fee.

Services Not Essential to the Functionality of Other Elements
Mediware does not believe that the services rendered in exchange for the start-up fee are essential to the functionality of any other element in the transaction.  Consistent with paragraph 69 of SOP 97-2, our software applications are considered off-the-shelf software.  Customers have full access to the features and functionality in our software without Mediware’s services. Mediware’s start-up services help customers configure the software application to fit their environment, but Mediware does not make changes to the underlying source code in the start-up process.

Services Separately Stated in Contract
In each contract, Mediware separately states the start-up fee.  The amount of the start-up fee varies depending on the nature and extent of each customer’s requirements, but is directly related to the efforts required to complete the installation and configuration of the software application.  If Mediware delivers services beyond the scope of the start-up fee then additional amounts would be charged to the customer.    We believe this is consistent with paragraph 65 of SOP 97-2.

Monthly Subscription Fees
Monthly subscription fees entitle customers to use our software application and related PCS services during the subscription period.  The subscription period generally ranges anywhere from one to three years.  The Company recognizes the revenue associated with subscription fees on a straight-line basis over the subscription period.

Mediware currently does not sell subscriptions or PCS services for subscription arrangements on a standalone basis.  Rather, they are, and have historically been, sold as a bundled product offering.  As such, the Company has not established VSOE for PCS services for subscription arrangements and does not account for the software element and the PCS service element separately.  The Company recognizes the entire monthly subscription fee revenue ratably over the subscription period.  We believe this is consistent with paragraphs 10 and 65 of SOP 97-2.

Note 8.  Income Taxes, page 57

1.
Tell us more about the nature of “accrual adjustments and true-up to cumulative temporary differences” along with your consideration for disclosing such information as provided for in paragraph 47 of SFAS 109.

This reconciling item represents a true-up of cumulative temporary differences relating to fixed assets and certain accrued liabilities.  The adjustment consists of the following items:

Fixed assets	$85,000
Accrued liabilities	10,000
Total adjustment	$95,000

We identified this adjustment by reconciling our previously reported financial statement income tax accrual to our federal income tax return.  To calculate this reconciliation we performed the following analysis:

1.	we compared the book basis of each temporary difference to their respective tax basis;
2.	we multiplied the difference in 1 by our statutory tax rate; and
3.	we compared the resulting product in 2 to the carrying value of the related deferred tax asset or liability previously reported in our financial statements.

We then added the differences, resulting in the net adjustment included as the reconciling item “Accrual adjustments and true-up to cumulative temporary differences.”  Consistent with paragraph 47 of SFAS 109, we reported the adjustment as a separate line item because we believe it provides better transparency to the reader and is significant relative to the other items reported in the effective tax rate reconciliation table.

Mediware also considered the nature, extent and relative size of the adjustment and concluded that it did not impact the comparability of information for any of the periods presented.

In connection with this response, Mediware further acknowledges that:

•	Mediware is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•	Mediware may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me if you have any questions regarding this response.

Very truly yours,

/s/ Mark B. Williams

Mark B. Williams
Senior Vice President and
Chief Financial Officer

Cc:	Thomas K. Mann, President and CEO
Robert Sanville, Audit Committee Chairman
Roger Clark, Audit Committee Member
Dr. John Gorman, Audit Committee Member